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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48163

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2009___ AND ENDING ___12/31/2009___
                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Longview Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

370 Lexington Avenue, 27th Floor
                         (No. and Street)

New York   NY   10017
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. Stuart Schultz   212-792-9230
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael R. Sullivan & Company, Certified Public Accountants, P.C.
                    (Name – if individual, state last, first, middle name)

1140 Franklin Avenue   Garden City   NY   11530
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

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OATH OR AFFIRMATION

I, _____ J. Stuart Schultz _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Longview Financial Group, Inc._____ , as of _____ December 31 _____, 20 09 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes)
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

1140 Franklin Avenue, Garden City, NY 11530 - 516-742-2324 - Fax: 516-742-0530

Independent Auditors' Report

Longview Financial Group, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Longview Financial Group, Inc. (the Company) as of December 31, 2009, and the related statements of income and accumulated deficit and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Longview Financial Group, Inc. as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

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Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information on pages 11, 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael R. Sullivan & Company
Certified Public Accountants, P.C.

Garden City, New York
February 26, 2010

LONGVIEW FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

Current assets		
Cash	$	91,124
Due from clearing broker		54,597
Fees receivable		42,854
Total current assets		188,575
Fixed assets		
Furniture and equipment (net of $9,950 accumulated depreciation)		69,376
Leasehold improvements (net of $1,561 accumulated amortization)		7,632
Total fixed assets		77,008
Other assets		40,464
Total assets	$	306,047

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities		
Accrued expenses	$	56,740
Long term liabilities		
Deferred rent		54,202
Total liabilities		110,942
Stockholder's equity		
Common stock $.10 par value 10,000 shares authorized issued and outstanding		1,000
Capital in excess of par value		1,673,265
Accumulated deficit		(1,479,160)
Total stockholder's equity		195,105
Total liabilities and stockholder's equity	$	306,047

See accompanying notes to financial statements.

LONGVIEW FINANCIAL GROUP, INC.
Notes to Financial Statements
December 31, 2009

Note 1 - Business Summary

Longview Financial Group, Inc. (the "Company") is a registered broker/dealer and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company clears all customer transactions through a correspondent broker on a fully disclosed basis. The Company is also authorized to conduct private securities offerings for issues of corporate securities on a best effort basis.

Note 2 - Summary of Significant Accounting Policies

Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits with banks or financial institutions with original maturities of three months or less.

Income Taxes

The Company is an "S" corporation. Therefore, no provisions for Federal or New York State taxes are made by the Company. Stockholders of an "S" corporation are individually taxed on their pro-rata share of the Company's earnings. The Company is liable for taxes in New York City. The Company has accrued approximately $4,700 for New York City income taxes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

LONGVIEW FINANCIAL GROUP, INC.
Notes to Financial Statements
December 31, 2009

Note 2 - Summary of Significant Accounting Policies (continued)

Fees Receivable

Fees receivable are recorded at the amount that the Company expects to collect at year end. Management closely monitors outstanding balances and writes off as of year-end, all balances that have been determined uncollectible; accordingly an allowance for uncollectible accounts is not necessary.

Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires the Company to report the fair value of financial instruments, as defined. The Company's assets and liabilities are largely carried at fair value or contracted amounts which approximate fair value. Assets consist of cash and other assets. Liabilities consist of accounts payable and accrued expenses.

Property and Improvements

Property and improvements are stated at cost net of accumulated depreciation or amortization. Property is depreciated over estimated useful lives of three to seven years on a straight-line basis. Improvements are amortized on a straight-line basis over the life of the lease.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Basic Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis.

Note 3 - Net Capital Requirements (continued)

At December 31, 2009, the Company had net capital of $34,779 which was $27,383 in excess of its required net capital of $5,000. The Company's net capital ratio was 3.19 to 1 of aggregate indebtedness to net capital per its FOCUS Report.

Note 4 - Concentration of Credit Risk

The Company maintains cash in bank accounts which at times may exceed federally insured limits.

Note 5 - Rental Commitment, Deferred Rent

The Company entered into a lease for its Chicago office for the period from July, 2008 through February, 2012. The lease is renewable for an additional three year term. The lease calls for additional rent attributable to the increase in taxes over the base year 2008 and calls for the Company to maintain certain minimum property and liability insurance coverage. Minimum annual rentals for the years ending December 31 are as follows:

2010	$102,524
2011	105,599
2012	2,850

Rent expense charged to operations on the Chicago office pursuant to this lease for the year ended December 31, 2009 amounted to $82,245, which is net of amounts from a sub-tenant.

The lease is guaranteed by a corporate affiliate of the Company.

Note 5 – Rental Commitment, Deferred Rent (continued)

The Company records monthly rent expense equal to the total of payments over the lease term, divided by the number of months of the lease term, $2,319 per month for this lease. The difference between rent expense recorded and the amount paid is recorded to deferred rent, which is reported in the accompanying Statement of Financial Condition.

In August 2009, the Company entered into a lease for thirty nine months for office space in Costa Mesa, California. Minimum annual rentals for the years ending December 31 are as follows:

2010	$52,870
2011	62,064
2012	58,569

Rent expense charged to operations on the Costa Mesa office pursuant to this lease for the year ended December 31, 2009 amounted to approximately $12,500.

The Company has a one year lease commencing January 1, 2010 for its New York office at the rate of $11,000 per month through June 30, 2010 and $11,500 per month thereafter. The lease is guaranteed by an officer of the Company.

Note 6 – Capital in Excess of Par Value

Changes in capital in excess of par value are as follows:

January 1, 2009	$ 768,765
Contributions	904,500
December 31, 2009	$1,673,265

LONGVIEW FINANCIAL GROUP, INC.
Notes to Financial Statements
December 31, 2009

Note 7 - Subsequent Event

The Company has filed a deficiency notice with FINRA as of January 31, 2010. The Company is approximately $30,000 below its required minimum capital as of that date.

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

To the Members
Longview Financial Group, Inc.
New York, New York

In planning and performing our audit of the financial statements of Longview Financial Group, Inc. (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordations of differences required by Rule 17a-13.

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2.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

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Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael R. Sullivan & Company

Michael R. Sullivan & Company
Certified Public Accounts, P.C.

Garden City, New York
February 26, 2010

LONGVIEW FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009

LONGVIEW FINANCIAL GROUP, INC.
December 31, 2009

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